SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2024

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of the Annual General Meeting of Shareholders

On December 6, 2024, Nano Dimension Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent auditor firm until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting of shareholders;

Proposal No. 2

To approve the re-election or the election, as applicable, of two of the following four nominees that receive the plurality of the votes cast “FOR” of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal, to serve on the Company’s Board of Directors, as Class I directors for a three-year term until the Company’s 2027 annual general meeting of shareholders and until their respective successors are duly elected and qualified:

(a) Mr. Yoav Stern;

(b) 4-star General (ret.) Michael X. Garrett;

(c) Mr. Robert (Bob) Pons;

(d) Mr. Ofir Baharav;

Proposal No. 3	To approve an annual cash retainer and equity-based compensation for all of the Company’s non-executive directors, and to approve an amendment of the Company’s compensation policy accordingly;

Proposal No. 4	To approve the compensation terms of the Company’s Chief Executive Officer, Mr. Yoav Stern; and

Proposal No. 5	To amend Article 39 of the Company’s Amended and Restated Articles of Association.

Discussion regarding the Company’s financial statements for the fiscal year ended December 31, 2023.

At the Meeting, a quorum was present.

The shareholders of the Company approved Proposals Nos. 1, 2(c) and 2(d) (the election of Mr. Robert (Bob) Pons and Mr. Ofir Baharav), and 3.

The shareholders of the Company did not approve Proposals Nos. 2(a), 2(b) (the re-election of Mr. Yoav Stern and 4-star General (ret.) Michael X. Garrett), 4 and 5.

Following the aforesaid approval of Proposal 3 regarding non-executive directors’ compensation, and the amendment of the Company’s compensation policy accordingly, furnished herewith as Exhibit 99.1 and incorporated by reference herein, is the Company’s amended compensation policy.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Nano Dimension Ltd. Amended and Restated Executive Officers Compensation Policy, as amended on December 6, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: December 6, 2024	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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